Mail Stop 4561

      May 26, 2005

Mr. Jean Dagenais
Chief Financial Officer
NB Capital Corporation
65 East 55th Street, 31st Floor
New York, NY  10022

      Re:	NB Capital Corporation
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
		File No. 1-14103

Dear Mr. Dagenais:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and will make no further review of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Notes to the Financial Statements, pages F-6 - F-9

Note 6. Stockholders` Equity, Page F-9
1. In view of the exchangeability feature, the Form 10-K should be amended to include the financial statements of the Bank of Canada. Future filings on Form 10-Q should include summarized financial information of the Bank of Canada.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. File your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3498 if you have questions.


							Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

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Mr. Jean Dagenais
NB Capital Corporation
May 26, 2005
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